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                                January 11, 2006


Larry Spirgel
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549


Re:      ERF Wireless, Inc.
         Registration Statement on Form SB-2
         Filed December 12, 2005
         File No. 333-130274

Dear Mr. Spiregel:

         ERF Wireless, Inc. (the "Company") has made the following revisions to the Registration Statement on Form SB-2, File No. 333-130274, in response to your comment letter dated December 29, 2005.

Selling Stockholders, page 26
-----------------------------

         1.       We included further discussion on the selling shareholders in
                  Item 26, Recent Sales of Unregistered Securities in accordance with Item 701 of Regulation SB and under the description of securities; see page II-2 and 38 of the amended SB-2.

         2. We have included the natural persons who exercise voting and investment control over the securities held of record by Six Eighteen Corp. and Sella Invest & Trade, Inc. in the footnotes to the Selling Shareholder's table; see page 27 of the amended SB-2.

Plan of Distribution, page 28
-----------------------------

         3. We have stated that DP Securities, Inc. is an underwriter; see page 29 of the amended SB-2.

Item 28. Undertakings, page II-4
--------------------------------

         4. We have included the requested undertakings; see page II-3 of the amended SB-2

Signatures, page II-5
---------------------

         5. R. Greg Smith is the chief financial officer and chief executive officer, we have included him on the signature page as the principal accounting officer; see page II-5 of the amended SB-2.




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         If you have any questions or comments, please do not hesitate to contact me at (713) 209-2950.

                                                Very truly yours,

                                                BREWER & PRITCHARD, P.C.


                                                /s/ Thomas C. Pritchard


CC:      R. Greg Smith
         Chief Executive Officer
         ERF Wireless, Inc.

         Mr. Albert Tappas - VIA FEDERAL EXPRESS
         U.S. Securities & Exchange Commission

         Mr. Pradip Bhaumik - VIA FEDERAL EXPRESS
         U.S. Securities & Exchange Commission